UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)



                            Hersha Hospitality Trust
                            ------------------------
                                (Name of Issuer)

             Priority Class A Common Shares Of Beneficial Interest,
             ------------------------------------------------------
                            $0.01 Par Value Per Share
                            -------------------------
                         (Title Of Class Of Securities)


                                    427825104
                                    ---------
                      (CUSIP Number of Class of Securities)

                         CNL Hospitality Partners, L.P.,
                          CNL Hospitality GP Corp. and
                        CNL Hospitality Properties, Inc.
                           CNL Center at City Commons
                             450 South Orange Avenue
                             Orlando, FL 32801-3336
                             Attn. Tammie A. Quinlan
                             ----------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              Judith D. Fryer, Esq.
                              Alan S. Gaynor, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

                                 April 21, 2003
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                         (continued on following pages)


                              (Page 1 of 14 Pages)

CUSIP NO.  427825104                 13D                      Page 2 of 14 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:       CNL Hospitality Partners, L.P.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 59-3516684

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

     (a)  [ ]
     (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC (SEE ITEM 3)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)  [  ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF                      7.     SOLE VOTING POWER
          SHARES                              1,918,910 shares (See Item 5)*
       BENEFICIALLY            -------------------------------------------------
         OWNED BY                      8.     SHARED VOTING POWER
      EACH REPORTING
          PERSON               -------------------------------------------------
           WITH                        9.     SOLE DISPOSITIVE POWER
                                              2,220,413 shares (See Item 5)
                               -------------------------------------------------
                                      10.    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,220,413 shares (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     46.3% (See Item 5)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

* See Item 5 for a description of certain restrictions on the Reporting Person's voting rights with respect to HT Common Shares.


                              (Page 2 of 14 Pages)

CUSIP NO.  427825104                 13D                      Page 3 of 14 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:  CNL Hospitality GP Corp.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 59-3516676

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

     (a)  [ ]
     (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC (SEE ITEM 3)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)  [  ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF                      7.     SOLE VOTING POWER
          SHARES                              1,918,910 shares (See Item 5)*
       BENEFICIALLY            -------------------------------------------------
         OWNED BY                      8.     SHARED VOTING POWER
      EACH REPORTING
          PERSON               -------------------------------------------------
           WITH                        9.     SOLE DISPOSITIVE POWER
                                              2,220,413 shares (See Item 5)
                               -------------------------------------------------
                                      10.    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,220,413 shares (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     46.3% (See Item 5)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

* See Item 5 for a description of certain restrictions on the Reporting Person's voting rights with respect to HT Common Shares.


                              (Page 3 of 14 Pages)

CUSIP NO.  427825104                 13D                      Page 4 of 14 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:  CNL Hospitality Properties, Inc.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  59-3396369

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

     (a)  [ ]
     (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC (SEE ITEM 3)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)  [  ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     MARYLAND
--------------------------------------------------------------------------------
        NUMBER OF                      7.     SOLE VOTING POWER
          SHARES                              1,918,910 shares (See Item 5)*
       BENEFICIALLY            -------------------------------------------------
         OWNED BY                      8.     SHARED VOTING POWER
      EACH REPORTING
          PERSON               -------------------------------------------------
           WITH                        9.     SOLE DISPOSITIVE POWER
                                              2,220,413 shares (See Item 5)
                               -------------------------------------------------
                                      10.    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,220,413 shares (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     46.3% (See Item 5)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

* See Item 5 for a description of certain restrictions on the Reporting Person's voting rights with respect to HT Common Shares.


                              (Page 4 of 14 Pages)

ITEM 1.  SECURITY AND ISSUER.

     This statement relates to Priority Class A Common Shares of Beneficial Interest, $0.01 par value per share (the "HT Common Shares"), of Hersha Hospitality Trust, a Maryland real estate investment trust ("HT"). The address of the principal executive offices of HT is 148 Sheraton Drive, Box A, New Cumberland, Pennsylvania 17070.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)-(c) This statement is filed jointly pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") on behalf of CNL Hospitality Partners, L.P., a Delaware limited partnership ("CHPLP"), CNL Hospitality GP Corp., a Delaware corporation and general partner of CHPLP ("CHPGP") and CNL Hospitality Properties, Inc., a Maryland real estate investment trust and sole shareholder of CHPGP ("CHP", and together with CHPLP and CHPGP, the "Reporting Persons").

     The principal business of the Reporting Persons is acquiring interests in hotel properties. The address of the principal offices and business address of each of the Reporting Persons is CNL Center at City Commons, 450 South Orange Avenue, Orlando, Florida 32801-3336.

The members of the board of directors of CHPGP are:

    o        Robert A. Bourne, and
    o        James M. Seneff, Jr.

The executive officers of CHPGP are:
    o        James M. Seneff, Jr., Chairman and Chief Executive Officer,
    o        Thomas J. Hutchison, III, President,
    o        Charles A. Muller, Executive Vice President,
    o        C. Brian Strickland, Executive Vice President,
    o        Robert A. Bourne, Treasurer, and
    o        Lynn E. Rose, Corporate Secretary.

The members of the board of directors of CHP are:
    o        Charles E. Adams,
    o        Lawrence A. Dustin,
    o        Matthew W. Kaplan,
    o        Craig M. McAllaster, and
    o        James M. Seneff, Jr.

The executive officers of CHP are:
    o        James M. Seneff, Jr., Chairman and Co-Chief Executive Officer,
    o        Thomas J. Hutchison, III, Co-Chief Executive Officer
    o        John A. Griswold, President,
    o        Charles A. Muller, Chief Operating Officer and Executive Vice
             President,
    o        C. Brian Strickland, Executive Vice President,
    o        Robert A. Bourne, Treasurer, and
    o        Lynn E. Rose, Corporate Secretary.


                              (Page 5 of 14 Pages)

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Securities Purchase Agreement - Initial Closing

     On April 21, 2003, CHPLP consummated the initial closing pursuant to the terms of that certain Securities Purchase Agreement by and between CHPLP, HT and Hersha Hospitality Limited Partnership, a partnership organized pursuant to the laws of the Commonwealth of Virginia and the operating partnership of HT ("HLP"), dated as of and executed on April 21, 2003, (the "Securities Purchase Agreement") filed as Exhibit 10.1 to HT's Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 23, 2003 (the "HT Form 8-K") and incorporated herein by reference in its entirety. At such closing, CHPLP purchased, and HLP issued and sold in a private placement transaction, exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), 100,000 units of a newly created series of convertible preferred limited partnership units of HLP (the "HLP Preferred Units") in exchange for CHPLP's payment of $10,000,000 in cash, net of certain transaction costs and expenses, for which HLP was obligated to reimburse CHPLP. The purchase price for the HLP Preferred Units was paid from the working capital of CHPLP.

Securities Purchase Agreement - Subsequent Closings

     Pursuant to the Securities Purchase Agreement, by May 21, 2003, CHPLP is obligated to purchase and HLP is obligated to issue and sell, an additional 50,000 HLP Preferred Units, also at a per unit price of $100.00. The Securities Purchase Agreement provides that, on or prior to April 21, 2004, CHPLP may be obligated to purchase up to an additional 100,000 HLP Preferred Units, also at a per unit price of $100.00, if HLP is obligated to make additional capital contributions to the Joint Venture (as defined below), in connection with any potential property acquisitions, in accordance with the terms of the Joint Venture Agreement (as defined below). As discussed below, each HLP Preferred Unit is exchangeable at the option of CHPLP for any of: one HT Series A Preferred Share (as defined herein), approximately 14.8 HT Common Shares, or approximately 14.8 HLP limited partnership units ("HLP Ordinary Units"), based on an initial conversion or exchange price of $6.7555 per HT Common Share or HLP Ordinary Unit and subject to adjustment in all instances based upon certain antidilution events described below. The initial conversion and exchange price represents the volume weighted average closing price of the HT Common Shares on the American Stock Exchange for the 20 trading days preceding April 21, 2003.

The Joint Venture

     On April 21, 2003, CHPLP, HLP and HT/CNL Metro Hotels, L.P. entered into a joint venture, in the form of a limited partnership pursuant to the terms of a limited partnership agreement, dated April 21, 2003 (the "Joint Venture Agreement"). Pursuant to the Joint Venture Agreement, CHPLP agreed, under certain circumstances, to invest up to $40,000,000 in joint venture real estate projects with HLP (the "Joint Venture") in


                              (Page 6 of 14 Pages)
exchange for which, CHPLP will receive limited partner interests in the Joint Venture ("Joint Venture Interests"). The Joint Venture Agreement is attached as Exhibit 10.5 to the HT Form 8-K and is incorporated herein by reference in its entirety. The ultimate investment decision as to whether to invest funds in the Joint Venture will be determined on a project by project basis, to be approved by an Investment Committee of the Joint Venture, of which CHPLP has nominated half the members.

     CHPLP is not currently obligated to purchase any Joint Venture Interests and will only be so obligated at such time as HLP requests CHPLP to purchase additional HLP Preferred Units pursuant to the Securities Purchase Agreement. Upon such request, the funds received by HLP in consideration for the additional HLP Preferred Units will be used to fund joint venture projects under the Joint Venture Agreement. As discussed below, each Joint Venture Interest is exchangeable for approximately 14.8 HT Common Shares or approximately 14.8 HLP Ordinary Units.

Description of HT Series A Preferred Shares and HLP Preferred Units

     In connection with the transactions contemplated by the Securities Purchase Agreement and the Joint Venture Agreement, HT created a new series of preferred shares designated Series A Preferred Shares of Beneficial Interest, par value $.01 per share (the "HT Series A Preferred Shares") pursuant to the terms of Articles Supplementary to HT's Articles of Amendment and Restatement of its Declaration of Trust, dated as of April 21, 2003 (the "Articles Supplementary") which is attached to the HT Form 8-K as Exhibit 10.2, and incorporated herein by reference in its entirety. Further, HLP created the HLP Preferred Units pursuant to the terms of that certain Second Amendment to the Amended and Restated Agreement of Limited Partnership of HLP, dated as of April 21, 2003 (the "Second Amendment"), which is attached to the HT Form 8-K as Exhibit 3.1, and incorporated herein by reference in its entirety.

     Each HLP Preferred Unit is exchangeable at the option of CHPLP for any of: one HT Series A Preferred Share, approximately 14.8 HT Common Shares, or approximately 14.8 HLP Ordinary Units. Each Series A Preferred Share is convertible into approximately 14.8 HT Common Shares, subject to adjustment in the event of a dilutive event. Further, each Joint Venture Interest is exchangeable for approximately 14.8 HT Common Shares or approximately 14.8 HLP Ordinary Units.

     Pursuant to the Second Amendment, each HLP Preferred Unit provides for a quarterly cumulative preferred distribution of 10.5% per annum on the $100 original issue price per unit and a liquidation value of $100 per unit, plus any accrued but unpaid distributions. Each HLP Preferred Unit also has preemptive rights in the event HLP sells additional HLP Preferred Units or HLP Partnership Units and anti-dilution rights in the event HT effects a subdivision, reclassification or recapitalization of the HT Common Shares or issues HT Common Shares at a price per share below 85% of the then effective conversion or exchange price (initially $5.74).

     Each HT Series A Preferred Share provides for a quarterly cumulative preferred dividend of 10.5% per annum on the $100 original issue price per share and a liquidation value of $100 per share, plus any accrued but unpaid dividends. Each HT Series A Preferred Share also has preemptive rights in the event HT to sell additional HT Common Shares and anti-dilution rights in the event HT effects a subdivision, reclassification or


                              (Page 7 of 14 Pages)
recapitalization of the HT Common Shares or issues HT Common Shares at a price per share below 85% of the then effective conversion or exchange price (initially $5.74).

     The holders of a majority of the outstanding HT Series A Preferred Shares have the right to nominate an observer to the HT Board of Trustees, and upon the occurrence of certain triggering events, other than such events described in the next sentence, have the right to nominate and elect at least one member of the HT Board of Trustees. Further, upon HT or HLP's failure to pay two consecutive dividends or distributions on the Series A Preferred Shares or the HLP Preferred Units, or HT's failure to maintain its status as a real estate investment trust and the holders of the HT Series A Preferred Shares will have the right to nominate and elect 40% of the members of the HT Board of Trustees. Each Series A Preferred Share also has other voting rights which are similar to the voting rights of each HLP Preferred Unit.

     For so long as the holders of the HLP Preferred Units hold or have rights to acquire at least 5% of the outstanding HT Common Shares on a fully diluted basis, the HLP Preferred Units vote, as a separate class with respect to (i) the issuance of securities ranking senior to the HLP Preferred Units, (ii) distributions on and redemptions of securities junior to the HLP Preferred Units, (iii) amendments to HT or HLP's governing documents, (iv) HT or HLP entering into extraordinary and affiliated party transactions, (v) HT or HLP bankruptcy and other liquidation events, and (vi) certain other extraordinary matters.

     Pursuant to a resolution of the HT Board of Trustees, CHPLP's ownership of securities of HT, are exempt from the Business Combination Statute and the Control Share Acquisition Statute of the state of Maryland, where HT is organized.

     In certain instances, each of HT and HLP has the option to redeem Series A Preferred Shares and HLP Preferred Units, respectively.

     The underlying HT Common Shares into which the HLP Preferred Units, HT Series A Preferred Shares and Joint Venture Interests are convertible or exchangeable have been approved for listing on the American Stock Exchange.

Excepted Holder Agreement

     On April 21, 2003, CHPLP, CHP and HT entered into an Excepted Holder Agreement, dated April 21, 2003 (the "Excepted Holder Agreement"), attached to the HT Form 8-K as Exhibit 4.1, and incorporated herein by reference in its entirety, pursuant to which HT has exempted CHPLP and CHP from compliance with the 9.9% ownership limitation regarding of any class or series of HT's equity securities set forth in HT's Articles of Amendment and Restatement of its Declaration of Trust (the "HT Declaration"). Under the Excepted Holder Agreement, and in compliance with its terms, CHPLP and CHP may own up to 100% of the outstanding HT Series A Preferred Shares and up to 60% of the outstanding HT Common Shares, provided however, that the 60% ownership limit will rise to 100% if HT or HLP fails to pay in full for two consecutive calendar quarters the dividends or distributions due on the HT Series A Preferred Shares and HLP Preferred Units or if HT fails to maintain its status as a real estate investment trust.


                              (Page 8 of 14 Pages)

Standstill Agreement

     On April 21, 2003, CHPLP, HT and CNL Financial Group, Inc., a Florida corporation (also referred to herein as CHP), entered into a Standstill Agreement, dated April 21, 2003 (the "Standstill Agreement"), attached to the HT Form 8-K as Exhibit 10.3 and incorporated herein by reference in its entirety, pursuant to which CHPLP and CHP agreed not to acquire any additional securities of HT (other than in connection with the transactions contemplated by the Securities Purchase Agreement and the Joint Venture), participate in any solicitation of proxies, call meetings of HT's shareholders, seek representation on HT's Board of Trustees or vote its HT securities in excess of 40% of the total issued and outstanding HT Common Shares. HT securities owned by CHPLP in excess of the 40% limit are voted by proxy in the same manner and proportion as the HT Common Shares held by all other holders. The Standstill Agreement provides that it will remain in effect until April 21, 2009 unless terminated earlier by CHPLP upon: (i) HT or HLP's failure to pay two consecutive quarterly dividends or distributions on the HT Series A Preferred Shares or the HLP Preferred Units; (ii) HT's failure to maintain its status as a REIT; (iii) another person acquiring beneficial ownership in excess of 9.9% of the equity shares of HT that are issued and outstanding; (iv) HT's Board of Trustees authorizing certain business combinations involving HT; (v) another person's submission of a proposal to HT relating to such business combinations that is not rejected by the HT Board as not in the best interests of HT shareholders;
(vi) in connection with any business combination, HT's removal of any impediments in the HT Declaration or HT's Bylaws to any business combination;
(vii) CHPLP's ownership of HT's securities, on a fully diluted basis, decreases to less than 9.9% of the HT Common Shares then outstanding, on a fully diluted basis and the termination of the Excepted Holder Agreement or other exception to the ownership limit set forth in the HT Declaration applicable to CHPLP and its affiliates; and (viii) HT or HLP's material failure to comply with any of the terms of the Series A Preferred Shares or the HLP Preferred Units.

     Upon the occurrence of any of the aforementioned events, the 60% ownership limit on CHPLP's ability to acquire HT Common Shares (set forth in the Excepted Holder Agreement) and the restrictions set forth in the Standstill Agreement on CHPLP's ability to acquire additional securities of HT will terminate and CHPLP will be permitted to acquire any amount of additional securities of HT or HLP.

Registration Rights

     On April 21, 2003, CHPLP and HT entered into that certain Registration Rights Agreement among CHPLP and HT, dated April 21, 2003 (the "Registration Rights Agreement"), attached to the HT Form 8-K as Exhibit 10.4 and incorporated herein by reference in its entirety. Pursuant to the Registration Rights Agreement, CHPLP may, subject to certain cutbacks and restrictions, cause HT to register the HT Common Shares and HT Series A Preferred Shares owned by CHPLP under the Securities Act, and under state securities laws of any jurisdiction requested by CHPLP.

ITEM 4.  PURPOSE OF TRANSACTION.

     The Reporting Persons have acquired the HLP Preferred Units in a private placement transaction, exempt from registration under the Securities Act and propose to acquire in similar transactions exempt from registration under the Securities Act, the


                              (Page 9 of 14 Pages)
additional HLP Preferred Units and the Joint Venture Interests referred to herein for investment purposes.

     With respect to the HLP Preferred Units purchased, the additional HLP Preferred Units that may be purchased and the Joint Venture Interests that may be purchased, the Reporting Persons intend to continue to monitor the financial, operating and other developments of HT and, subject to applicable law, reserve the right, from time to time, to propose and/or undertake strategic and financial courses of action with respect to their investments in HT, and the Reporting Persons hereby further reserve the right, subject to applicable law, directly or indirectly (in a single transaction or in a series of related transactions) (subject to the restrictions set forth in the agreements described herein) (i) to seek to enhance or maximize the value of their investment and in the HT Common Shares (whether or not as members of a "group", in concert with other beneficial owners of shares, or otherwise), (ii) to acquire, at any time and from time to time, beneficial ownership of additional HT Common Shares in the open market, in privately negotiated transactions, or otherwise, (iii) to dispose, at any time and from time to time, of all or a portion of their interests in HT or HLP, (iv) to take at any time and from time to time all such other lawful actions which may involve one or more of the types of transactions or have one or more of the results or effects described in Item 4 of this
Schedule 13D, or (v) to change their intentions with respect to any or all of the matters referred to in this Item 4 (including, without limitation, actions and transactions designed to acquire or sell control of HT and/or change the composition of HT's management and its Board of Trustees). The Reporting Persons' decisions and actions with respect to the foregoing would depend upon a variety of factors, including, but not limited to, market activity in the shares, an evaluation of HT's business, operations, financial condition and prospects, prevailing market and economic conditions, conditions specifically affecting the Reporting Persons, and other actions which the Reporting Persons may deem relevant to their investment decisions from time to time.

     Other than described above, none of the Reporting Persons has any present plan or intention which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

(a)-(c) As of the date of this Schedule 13D, the Reporting Persons beneficially owned in the aggregate 2,220,413 shares of HT Common Shares, constituting approximately 46.3% of the outstanding HT Common Shares (based on the 2,576,863 Class A Shares outstanding on March 28, 2003, according to HT's proxy statement on Schedule 14A, filed with the Securities and Exchange Commission on April 11,
2003).

     Pursuant to the Standstill Agreement described in Item 3 above, CHPLP may vote its HT securities only to the extent such securities do not exceed 40% of the total issued and outstanding HT Common Shares.


                              (Page 10 of 14 Pages)

     The following table sets forth certain information with respect to HT Common Shares beneficially owned by the Reporting Persons listed:

                                                     APPROXIMATE
                            NUMBER OF                 PERCENTAGE OF
        NAME                  SHARES               OUTSTANDING SHARES

        CHP                 2,220,413                    46.3%
       CHPLP                2,220,413                    46.3%
       CHPGP                2,220,413                    46.3%

     CHPGP is the sole general partner of CHPLP and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the HT Common Shares that CHPLP may be deemed to beneficially own. CHPGP, as the sole general partner of CHPLP, has the sole power to direct the voting and disposition of the HT Common Shares that CHPLP may be deemed to beneficially own.

     CHP is the sole shareholder of CHPGP and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Act) of the HT Common Shares that CHPGP may be deemed to beneficially own. CHP, as the sole shareholder of CHPGP, has the sole power to direct the voting and disposition of the HT Common Shares that CHPGP may be deemed to beneficially own directly.

     Robert A. Bourne, Thomas J. Hutchison, III, Charles A. Muller, Lynn E. Rose, James M. Seneff, Jr. and C. Brian Strickland are the executive officers and/or directors of CHPGP and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange
Act) of the HT Common Shares that CHPGP may be deemed to beneficially own. None of the above persons has the sole power to direct the voting and disposition of the HT Common Shares that CHPGP beneficially owns and disclaims any beneficial ownership thereof.

     Charles E. Adams, Robert A. Bourne, Lawrence A. Dustin, John A. Griswold, Thomas J. Hutchison, III, Matthew W. Kaplan, Craig M. McAllaster, Charles A. Muller, Lynn E. Rose, James M. Seneff, Jr. and C. Brian Strickland are the executive officers and/or directors of CHP and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the HT Common Shares that CHP may be deemed to beneficially own. None of the above persons has the sole power to direct the voting and disposition of the HT Common Shares that CHP beneficially owns and disclaims any beneficial ownership thereof.

     The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein and therein with respect to Charles E. Adams, Robert A. Bourne, Lawrence A. Dustin, John A. Griswold, Thomas
J. Hutchison, III, Matthew W. Kaplan, Craig M. McAllaster, Charles A. Muller, Lynn E. Rose, James M. Seneff, Jr. and C. Brian Strickland shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

     To the best knowledge of each Reporting Person, except as described in this
Schedule 13D, none of the Reporting Persons, any person in control (ultimately or otherwise) of any Reporting Person, any general partner, executive officer or director thereof, as applicable, beneficially owns any HT Common Shares, and there have been no transactions in HT Common Shares effected during the past 60 days by any Reporting


                              (Page 11 of 14 Pages)

Person, any person in control of any Reporting Person (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable.

(d) No person other than each Reporting Person has the right to receive or the power to direct the receipt of dividends from the shares of Common Stock held directly by each such Reporting Person or the right to receive or the power to direct the receipt of the proceeds from the sale of such shares.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Each of the Reporting Persons is a party to a Joint Filing Agreement, dated as of April 30, 2003 (the "13D Joint Filing Agreement"), pursuant to which the parties agreed to jointly file this Schedule 13D and any and all amendments and supplements thereto with the Securities and Exchange Commission. The 13D Joint Filing Agreement is filed herewith as Exhibit 99.8 and is incorporated in this response to Item 6 in its entirety.

     Other than as described in the agreements in the Exhibits attached hereto and incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, and any other person, with respect to any securities of HT, HLP or the Joint Venture, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.


Exhibit 99.1 Articles Supplementary of Hersha Hospitality Trust which classify and designate 350,000 preferred shares of beneficial interest as Series A Preferred Shares of beneficial interest, par value $.01 per share. (1)

Exhibit 99.2 Excepted Holder Agreement, dated April 21, 2003, by and among CNL Hospitality Properties, Inc., CNL Hospitality Partners, L.P., Hersha Hospitality Trust and Hersha Hospitality Limited Partnership. (2)

Exhibit 99.3 Securities Purchase Agreement, dated as of April 21, 2003, among CNL Hospitality Partners, L.P., Hersha Hospitality Trust and Hersha Hospitality Limited Partners. (3)

Exhibit 99.4 Second Amendment to the Amended and Restated Agreement of Limited Partnership of Hersha Hospitality Limited Partnership, dated as of April 21, 2003.(4)

Exhibit 99.5 Standstill Agreement, dated as of April 21, 2003, by and among Hersha Hospitality Trust, Hersha Hospitality Limited Partnership, CNL Hospitality Partners, L.P. and CNL Financial Group, Inc. (5)


                              (Page 12 of 14 Pages)

Exhibit 99.6 Registration Rights Agreement, dated April 21, 2003, between CNL Hospitality Partners, L.P. and Hersha Hospitality
                  Trust. (6)

Exhibit 99.7 Limited Partnership Agreement of HT/CNL Metro Hotels, LP, dated as of April 21, 2003. (7)

Exhibit 99.8      13D Joint Filing Agreement dated as of April 30, 2003.

---------------------------

(1) Filed as Exhibit 3.1 to the HT Current Report on Form 8-K, filed by HT with the Securities and Exchange Commission on April 23, 2003 and incorporated herein by reference in its entirety.

(2) Filed as Exhibit 4.1 to the HT Current Report on Form 8-K, filed by HT with the Securities and Exchange Commission on April 23, 2003 and incorporated herein by reference in its entirety.

(3) Filed as Exhibit 10.1 to the HT Current Report on Form 8-K, filed by HT with the Securities and Exchange Commission on April 23, 2003 and incorporated herein by reference in its entirety.

(4) Filed as Exhibit 10.2 to the HT Current Report on Form 8-K, filed by HT with the Securities and Exchange Commission on April 23, 2003 and incorporated herein by reference in its entirety.

(5) Filed as Exhibit 10.3 to the HT Current Report on Form 8-K, filed by HT with the Securities and Exchange Commission on April 23, 2003 and incorporated herein by reference in its entirety.

(6) Filed as Exhibit 10.4 to the HT Current Report on Form 8-K, filed by HT with the Securities and Exchange Commission on April 23, 2003 and incorporated herein by reference in its entirety.

(7) Filed as Exhibit 10.5 to the HT Current Report on Form 8-K, filed by HT with the Securities and Exchange Commission on April 23, 2003 and incorporated herein by reference in its entirety.


                              (Page 13 of 14 Pages)

SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  April 30, 2003

                                    CNL HOSPITALITY PARTNERS, L.P.


                                    By:    CNL Hospitality GP Corp.,
                                           its general partner


                                    By:    /s/ Tammie A. Quinlan
                                           ------------------------------
                                    Name:  Tammie A. Quinlan
                                    Title: Senior Vice President


                                    CNL HOSPITALITY GP CORP.


                                    By:    /s/ Tammie A. Quinlan
                                           ------------------------------
                                    Name:  Tammie A. Quinlan
                                    Title: Senior Vice President


                                    CNL HOSPITALITY PROPERTIES, INC.


                                    By:    /s/ Tammie A. Quinlan
                                           ------------------------------
                                    Name:  Tammie A. Quinlan
                                    Title: Senior Vice President


                             (Page 14 of 14 Pages)